Zentek Announces Grant of Stock Options

Guelph, ON - April 14, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company, announces the granting of 600,000 options to directors, officers and employees of the company exercisable at a price of $2.12 per common share for a period of three to five years from the date of the grant. The options will vest one-third on the date of grant, one-third after six months of the date of grant and one-third after 12 months of the date of grant for directors and C-Suite members. All other options will vest one-third on the date of grant, one-third after 1 year of the date of grant and one-third after 2 years of the date of grant. These option grants are a component of the annual compensation review process.

About Zentek Ltd.

Zentek is a graphene technology company focused on the research, development, and commercialization of graphene-based novel products to give our commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented ZenGUARD™ coating is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario. Our second technology platform is ZenARMOR™, which is patent-pending and focused on corrosion protection applications.

For further information:

Mitch Swergold

Tel: (917) 930-8723

Email: mswergold@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.